Mail Stop 3561

January 10, 2008

Via Fax & U.S. Mail

Mr. David W. Johnson
Vice President and Chief Financial Officer
555 Main Street
Racine, Wisconsin 53403

> **Re:** **Johnson Outdoors Inc.**
> **Form 10-K for the year ended September 28, 2007**
> **Filed December 12, 2007**
> **File No. 000-16255**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 28, 2007

Selected Consolidated Financial Data, page 13

1. We note from your disclosures on page 11 that you declared cash dividends during fiscal 2007. Please revise future filings to disclose cash dividends declared per common share as part of your selected financial data. See Item 301 of Regulation SK.

Management's Discussion and Analysis

– Results of Operations, page 15

2. We note that your discussion of operating results for fiscal 2007 as compared to fiscal 2006 focuses solely on the changes in operating profit. Please revise future filings to discuss and analyze cost of sales, gross profit, and each significant component of operating expenses, separately for each segment. Because margins are impacted by both net sales and cost of sales or operating expenses, we believe a separate discussion of cost of sales and operating expenses is appropriate. Also, please ensure your discussion of cost of sales and operating expenses quantifies and discusses the significant cost components within these broad categories and changes in these cost components, such as labor costs, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. See Item 303(A)(3) of Regulation SK.

- Market Risk Management, page 21

3. We note your disclosure of market risk stemming from changes in foreign currency exchange rates. Please revise future filings to ensure that the disclosure about foreign currency exchange rate risk is presented in one of the three disclosure alternatives set forth in Item 305 of Regulation SK.

- Critical Accounting Estimates
– Goodwill and Other Intangible Assets Impairment, page 22

4. Reference is made to your "goodwill and other intangible assets impairment" critical accounting policy. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Statements of Cash Flows, page F-7

5. We note your presentation of "Other, net" as a component of the change in operating assets and liabilities, net of effect of businesses acquired or sold. In light of the significance of this amount to cash provided by operating activities in fiscal 2006, please revise future filings to separately identify the nature and amount of the significant components included in the "other, net" amount.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

- Impairment of Goodwill and Other Indefinite Lived Intangibles, page F-9

6. We note your disclosure of the additional goodwill in 2007 and 2006 due to purchase price allocations of recent acquisitions. In future filings, please disclose information about the changes in the carrying amount of goodwill for each period for which a balance sheet is presented both in total, and for each reportable segment. See paragraph 45 of SFAS No. 142.

Note 1. Summary of Significant Accounting Policies
Earnings per Share, page F-11
Note 9. Common Stock, page F-24

7. We note from the disclosures in Note 9 to the financial statements that the holders of Class A common stock are entitled to receive dividends equal to 110% of the amount of any dividends (other than stock dividends) that are paid by the Company with respect to shares of Class B common stock. Given that the Company's Class A and Class B shares do not share equally in earnings, it appears that the Company should be using the two-class method for purposes of computing basic and diluted earnings per share attributable to the Company's Class A and Class B common shares pursuant to the guidance in paragraphs 60 and 61 of SFAS No.128 and EITF 03-6. Please revise your earnings per share computations for all periods presented to comply with paragraphs 60 and 61 of SFAS No.128 and EITF 03-6, if the impact is material.

Note 4. Indebtedness, page F-17

8. We note from your disclosure on page 9 that your credit agreement and certain other of your debt instruments include provisions that place limitations on a number of your activities, including among other things, your ability to pay dividends. Please revise Note 4 in future filings to include disclosure of all restrictive covenants, including the restriction on your ability to pay dividends. See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(e) of Regulation SX.

Note 6. Income Taxes, page F-19

9. We note your disclosure that you increased the US federal rate used in valuing deferred tax assets from 34% to 35% during 2007 and reduced state income tax rate used in valuing deferred tax assets during December 2006. Please tell us why you determined that it was appropriate to change the tax rates used in valuing deferred tax assets during fiscal 2007. Also, tell us why you believe this is a change in accounting estimate and not a correction of an error. Additionally, please revise future filings to include the disclosures required by SFAS 154.

Note 12. Segments of Business, page F-26

10. We note that the Watercraft segment has $6.5 million and $5.5 million of goodwill as of September 28, 2007 and September 29, 2006, respectively. In light of the operating losses incurred by the Watercraft segment over the last several years, please explain to us why you believe that the goodwill attributable to this segment is not impaired. As part of your response, please include the nature of the significant assumptions used by management in the impairment analysis for the goodwill in this segment.

Note 14. Litigation, page F-29

11. We note your disclosure that in fiscal 2007 you reached a settlement agreement with Confluence Holdings Corp that ended a long-standing intellectual property dispute and resulted in a one-time payment to Confluence Holdings Corp of $4.4 million. Please explain to us why you had not accrued any amounts related to this potential loss prior to fiscal 2007. As part of your response, please explain to us when the property dispute was initiated and why you believe that it was appropriate not to accrue a liability prior to the settlement in July of 2007. Also, in future filings, when there is at least a reasonable possibility that a loss may have been incurred and no accrual is made for the loss contingency, please disclose the nature of the contingency and an estimate of the possible loss or

range of loss, or a statement that such an estimate cannot be made. See paragraph 10 of SFAS No. 5. Additionally, please tell us, and disclose in future filings, the amount of insurance proceeds, if any, you expect to recover related to this settlement.

Note 15. Significant Event, page F-29

12. We note your disclosure that in fiscal 2007 you recognized gains of $2.8 million as a result of insurance recoveries of $1.1 million related to asset losses and $1.7 million related to business interruption claims from the flood. Please explain to us how you have presented the receipt of the insurance proceeds in the statement of cash flows in 2007. Please note that business interruption proceeds and recoveries related to inventory or assets under operating leases should be classified as operating activities and insurance recoveries related to losses of property and equipment should be classified as investing activities. Refer to paragraph 22c of SFAS No. 95.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief